Exhibit 99.1

China Finance Online Announces the Appointment of New Independent Directors and Constitutions of the Board Committees

Beijing, China, July 6, 2015– China Finance Online Co. Limited (“China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading, wealth management products, investment advisory services, as well as financial database and analytics services to institutional customers, today announced that the 2015 Annual General Meeting held on June 30, 2015 has approved the elections of Mr. Zheng Chen, Mr. Jian Wang and Mr. Yaowei Zhang as independent directors of the Board of Directors (the "Board") of the Company effective June 30, 2015.  Following the appointments of the new directors, the Board now has a total of five (5) directors, including three (3) independent directors.

A brief biography of each newly appointed director is set forth below:

Dr. Zheng Chen (Z. James Chen) has been the Chief Financial Officer of Origin Agritech Limited (“Origin”), since January 2012. Prior to Origin, Dr. Chen served as an Investment Manager at Abu Dhabi Investment Authority and he worked as an equity research analyst at Morgan Joseph and BB&T Capital Markets. Dr. Chen also worked as a Product Manager at Celanese and as a License Product Technology Manager at Univation Technologies, a joint venture between ExxonMobil and Dow Chemical. Dr. Chen received his Ph.D. Degree in Chemical Engineering from the University of Connecticut and his M.B.A degree from New York University. Mr. Chen has a professional designation of Chartered Financial Analyst.

Mr. Jian Wang has been the president of Five Star Holdings Limited since 2013. Mr. Wang is a key founder of Jiangsu Five Star Appliances Corporation (“Five Star”), a key member of Best Buy Co., Inc. (“Best Buy”), the world leading provider of technology products, services and solutions. Mr. Wang was the Senior Global Vice President of Best Buy from 2012 to 2013. He was appointed to be the Global Vice President of Best Buy and Chief Executive Officer of Five Star in 2011 after the Best Buy’s acquisition of Five Star in 2009. He led the joint venture of Five Star and Best Buy in 2006. Mr. Wang has been a major founder of Five Star and set up its retail merchandising system in 2001. Five Star has been awarded “China’s Best Employer” for four consecutive years since 2009 under Mr. Wang’s leadership and he himself has also been awarded “China’s Best Entrepreneur on Employer’s Development”. Mr. Wang obtained his Bachelor of International Economic Management from Jiangsu Provincial CPC School. He received postgraduate education majoring in Business Administration from the Business School of Nanjing University and he received his EMBA from China Europe International Business School (CEIBS).

Dr. Yaowei Zhang has been an Independent Director of Shanghai Cimic Holdings Co., Ltd. since March 2014. Mr. Zhang was also a Director of China Communication Telecom Services Co., Ltd. Mr. Zhang is the President of Shanghai Daonan Culture Development Co. Ltd. and Shanghai Yunshi Culture Communication Co. Ltd and the founder of Dao Nan School in Shanghai. Mr. Zhang has served as Vice President of China Communication, which is a nation-wide network and telecom operator. He has also served as Vice President of Shanghai People’s Publishing House, General Manager of the advertising center of Jiefang Daily Group and Deputy Director of the department of television production of Shanghai TV Station. Mr. Zhang obtained his Ph.D of Management Science and Engineering and Master of Business Administration from Tongji University, and he earned his Bachelor of Economic Law from Fudan University.

On July 3, 2015, the Board has approved the appointment of Mr. Zheng Chen as a member and the chairman of the Audit Committee, Mr. Jian Wang as a member of each of the Audit Committee, the Compensation Committee and the Nomination Committee and Mr. Yaowei Zhang as a member of each of the Audit Committee, the Compensation Committee and the Nomination Committee, with immediate effect.

Following the above appointments, the Board comprises of five directors, including three independent directors. The Company’s Audit Committee comprises of three independent directors. Thus, the Company has regained compliance with the requirement that the Board shall have a majority of independent directors provided pursuant to Nasdaq Listing Rule 5605(b)(1)(A) and compliance with the requirement that the Audit Committee be comprised of at least three independent directors provided pursuant to Nasdaq Listing Rule 5605(c)(4)(B).

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading services, wealth management products, securities investment advisory services. The Company’s two prominent flagship portal sites, www.jrj.com and www.stockstar.com, are ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Investor Relations Contact:

Xiaoli Xing
China Finance Online Co. Limited
+86-10-5832-5288
ir@jrj.com